Exhibit (a)(5)(JJ)

Conference Call for Analysts and Investors
Annual Results 2006

Düsseldorf, March 7, 2007

Presentation by:
Dr. Wulf H. Bernotat
Chairman of the E.ON AG Board of Management and CEO

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E.ON AG Conference Call for Analysts and Investors, Düsseldorf , March 7, 2007 Presentation by Dr. Wulf H. Bernotat	Page 2 of 7

Good afternoon ladies and gentlemen. Let me welcome you to the presentation of our 2006 full year results.

Today, I would like to discuss the following topics.

●	First, I will say a few words about last year’s financial performance.

●	Second, I will update you on our offer for Endesa.

●	And finally, I would like to share with you the first conclusions of the ‘europe.on’ project.

Let me start with last year’s financial performance.

Last year’s financial performance

I am pleased to report that E.ON achieved an adjusted EBIT of 8.2 billion Euros in 2006, up 12 percent year-on-year.

Our focus on value creation is demonstrated by the further improvement of our Return on Capital Employed. At 13.2 percent, it is well above our cost of capital of 9 percent. As a consequence, Value Added increased to 2.6 billion Euros in 2006, substantially up compared to the 1.9 billion Euros achieved in the previous year.

Since 2003, our Return on Capital Employed has thus improved from 9.9 percent to 13.2 percent. The cost cutting and efficiency improvement program ‘on.top’ was a key contributor in this respect. We completed it last year with an improvement to operating performance of almost 1.2 billion Euros in total, well above our one billion Euro target.

Last year’s net income came out at 5.1 billion Euros. As expected, we could not repeat the exceptional level achieved in 2005, which had benefited from large book gains.

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Adjusted net income however rose by 20 percent to 4.4 billion Euros. As a result, we are proposing to increase the ordinary dividend to 3.35 Euro per share. This is 22 percent higher than the 2005 ordinary dividend, and amounts to 50 percent of adjusted net income. We have thus achieved our target of paying out between 50 and 60 of adjusted net income as dividends one year ahead of what we had committed ourselves to. Altogether, the ordinary dividend has grown by 17.6 percent on average since 2003.

Let me now update you on our offer for Endesa.

Our offer for Endesa

Since I last spoke to you, our bid for Endesa has taken a new turn. Indeed, in the last few days, Enel has acquired 22 percent of Endesa’s share capital, directly or through derivative structures. Enel has stated that it might consider raising its stake to 24.9 percent of Endesa’s capital.

We have carefully assessed the new situation that has now arisen, and have concluded that the interest of our shareholders is best served by proceeding with our current offer of 38.75 Euro per share, and by waiving the condition that the articles of association of Endesa have to be amended.

Our offer is all in cash and open to all Endesa shareholders.

After the close of the acceptance period on March 29, we will review the outcome of our bid. We will then decide whether or not it makes sense to keep the tendered shares.

Progress of ‘europe.on’ project

Now, I would like to share with you some thoughts on our strategy. I have already mentioned previously that we have initiated an important strategic review, the ‘europe.on’ project.

The aim of ‘europe.on’ is to analyze several possible developments of the European electricity and gas sector over the next ten years, and to review how E.ON’s business model fits with the different scenarios.

We basically share the vision of the EU Commission and believe that Europe will progressively see the emergence of an integrated, open and competitive market for electricity and gas.

We consider that E.ON is already very well positioned in anticipation of such a development. We also feel that such an evolution can only enhance our long-term prospects.

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First, a single market will provide more opportunities than fragmented markets to leverage our scale and our skills across commodities and geographies.

Second, for a group with Pan-European ambitions such as E.ON, a single market of 490 million consumers provides more opportunities for profitable organic growth than 27 separate markets.

We are clearly in favor of open and competitive markets. Markets are the best way for customers to obtain the best possible products and services at the best possible price, while rewarding those companies making the effort to deliver.

Markets are also the best way to provide clear signals regarding the need for additional investments.

This is well exemplified with today’s wholesale power prices. They are indeed relatively high by historical standards, as are other energy prices. However, these levels largely reflect what is deemed necessary today to make the construction of new power stations economically viable.

E.ON therefore welcomes and supports the vision of the EU Commission to create a single, liberalized European electricity and gas market. To the extent of our capabilities, we want to help this vision become reality.

Over the last 12 months, we have therefore come up with a whole series of initiatives to foster competition.

Let me start with the wholesale gas market.

E.ON Gastransport, our subsidiary in charge of long-distance gas transport in Germany, will merge its three market areas for high calorific gas as of October 1, 2007. As a result, E.ON Gastransport will operate only one market area for high calorific gas in Germany, and one for low calorific gas.

The merged market area will cover two-thirds of gas demand in Germany, and will include key gas landing points such as Waidhaus and Bunde. Managing gas flows in such a large area represents a major challenge.

In addition to the gas release program established in 2003, E.ON Ruhrgas took last month another step by auctioning about 4 percent of its gas storage capacity. The auction of 200 million cubic meters of working gas was an absolute primer in Germany, and a resounding success.

We are looking to improve the liquidity and transparency of the wholesale power markets. E.ON Energie has recently started to report daily on the availability of each of its power plants, and to provide a maintenance schedule for the whole year. We have also rerouted trades from the over-the-counter markets toward power exchanges such as the EEX.

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Last but not least, we are bringing additional competition in the German retail market. E.ON Energie launched last month ‘E wie Einfach’, – or in English ‘E as in Easy’ – our new platform for expansion in the retail market.

Compared to other retail suppliers, ‘E wie Einfach’ aims to have a competitive offering of both gas and electricity across the whole country. The product portfolio is relatively simple, but is priced at an attractive discount compared to the standard tariff of the municipal utilities.

‘E wie Einfach’ will keep a lean structure thanks to the experience and support of other E.ON subsidiaries. We plan ‘E wie Einfach’ to break even in a few years time.

To date, ‘E wie Einfach’ has won some 15,000 customers. We had initially set ourselves a target of 100,000 customers by April 2008. It looks like ‘E wie Einfach’ is already well on track.

Through these actions, we aim to support the overall vision of the EU Commission. However, we do not agree with some of its views, especially regarding ownership unbundling of the networks.

The main argument of the EU Commission is that integrated energy groups would be withholding investments in interconnection capacities. We believe that exactly the reverse is true.

E.ON Netz, our electricity transmission network, will increase cross-border capacity with the Netherlands and Denmark by 1000 MW in the short term. E.ON  Ruhrgas participates in several projects to improve cross-border transport capacity, such as

●	The UK Interconnector, which last year expanded its capacity by more than 50 percent to 23.5 billion cubic meters,

●	The BBL pipeline between the Netherlands and the UK, which was completed last year and has a capacity of 16.5 billion cubic meters,

●	and Nord Stream, which will build two parallel pipelines with a total capacity of 55 billion cubic meters between Russia and Germany through the Baltic Sea.

In Germany, E.ON Ruhrgas plans to make selective investments to relieve bottlenecks in the pipeline network.

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We simply do not see for what reason independent network operators would have more interest in the improvement of cross-border connections than integrated groups such as E.ON, with a presence in many different countries.

Yes, there is a need for more interconnections in Europe. But ownership unbundling is not the answer. We believe that relatively simple steps could deliver much more tangible results in the long term. Countries such as Italy and France for example are providing specific financial incentives to invest in interconnection capacity. Germany and the UK are streamlining the authorization process, a major obstacle for many projects.

To conclude on ‘europe.on’, I would like to emphasize that our belief in open and competitive markets will be a guideline for our future strategic direction. The next stage of the ‘europe.on’ project will look how we can best capture the opportunities and manage the challenges of our changing market environment.

However, we will first wait for the outcome of our offer for Endesa before evaluating possible changes.

Conclusion

To conclude, E.ON can look back at another successful year. With projects such as ‘europe.on’, we keep revisiting our strategy and business model to ensure that we are optimally prepared for the longer term.

We proceed with our current offer for Endesa. After the close of the acceptance period on 29 March, we will reassess the situation and decide on the best option for our shareholders.

Thank you for your attention. Marcus Schenck will now present our results in more detail, but I will remain available to answer your questions later on.

Marcus, over to you.

E.ON AG Conference Call for Analysts and Investors, Düsseldorf , March 7, 2007 Presentation by Dr. Wulf H. Bernotat	Page 7 of 7

 On January 26, 2007, E.ON Aktiengesellschaft (“E.ON”), through its wholly owned subsidiary E.ON Zwölfte Verwaltungs GmbH, filed a tender offer statement on Schedule TO regarding its tender offer for ordinary shares and ADSs of Endesa S.A. (“Endesa”) with the U.S. Securities and Exchange Commission (“SEC”). Endesa investors and security holders are urged to read the U.S. tender offer statement (as updated and amended), because it contains important information. Furthermore, Endesa investors and security holders are urged to read the Spanish prospectus from E.ON regarding the Spanish tender offer for Endesa because it contains important information. The Spanish prospectus and certain complementary documentation were authorized in Spain by the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Investors and security holders may obtain a free copy of the Spanish prospectus and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, Santander Investment Bolsa SV SA, Santander Investment SA, Corredores de Bolsa, and elsewhere. The Spanish prospectus is also available on the web sites of the CNMV (www.cnmv.es), E.ON (www.eon.com), and elsewhere. Likewise, Endesa investors and security holders may obtain a free copy of the U.S. tender offer statement and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 - 4 53.

 This presentation may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

 Through the fiscal year ending December 31, 2006, E.ON prepared its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), but has adopted International Financial Reporting Standards (“IFRS”) as its primary set of accounting principles as of January 1, 2007. Unless otherwise indicated, the financial data for periods beginning after January 1, 2007 reflected in this document has been prepared in accordance with IFRS, while that for prior periods has been prepared in accordance with U.S. GAAP. This document may contain references to certain financial measures (including forwardlooking measures) that are not calculated in accordance with either IFRS or U.S. GAAP and are therefore considered “Non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these Non-GAAP financial Measures to the most comparable US-GAAP measure or target, in this document. Management believes that the Non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in accordance with IFRS or U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these Non-GAAP financial measures are also commonly used by securities analyst, credit rating agencies and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These Non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities and the other income or cash flow data prepared in accordance with IFRS or U.S. GAAP. In particular, there are material limitations associated with our use of Non-GAAP financial measures, including the limitations inherent in our determination of each of the relevant adjustments. The Non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly-titled measures used by other companies.